Exhibit 99.7

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No(s). 333-184108, 333-178260 and 333-129631 on Form S-8, 333-192615 and 333-189296 on Form F-10 and 333-182656 on Form F-3 and to the use of our reports dated March 28, 2014 relating to the consolidated financial statements of Brookfield Asset Management Inc. and subsidiaries (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2013.

/s/ Deloitte LLP
Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 31, 2014